Exhibit 99.2

Financial Statements

For the period ended
June 30, 2009

Balance Sheets
Unaudited

	AS AT JUNE 30	AS AT DECEMBER 31
(amounts in thousands of Canadian dollars)	2009	2008

ASSETS
Current
Cash and cash equivalents	$312,989	$217,145
Accounts and other receivables	21,067	22,807
Inventory (note 3(a)ii)	8,912	-
Hedging instruments (note 4a)	15,306	78,003
Future income taxes	-	2,709
	358,274	320,664

Property, plant and equipment	3,406,173	4,052,525
Future income taxes	95,525	67,534
Other long-term assets (note 4b)	-	31,679
	$3,859,972	$4,472,402
LIABILITIES
Current
Accounts payable and accrued liabilities	$83,682	$199,907
Hedging instruments (note 4b)	19,363	-
Short-term debt (note 5)	-	145,500
	103,045	345,407

Long-term debt (note 5)	2,357,250	2,618,000
Obligation under capital lease (note 11b)	20,791	30,195
Hedging instruments (note 4b)	6,964	-
Other long-term liabilities (note 6)	5,956	7,937
	2,494,006	3,001,539
SHAREHOLDERS’ EQUITY (note 7)
Capital stock	1,847,821	1,847,461
Contributed surplus	32,021	31,080
Deficit	(513,876)	(407,678)
	1,365,966	1,470,863
	$3,859,972	$4,472,402

See accompanying notes to the financial statements

OPTI CANADA INC. – 2 – 2009 Q2 INTERIM REPORT

Statements of Loss, Comprehensive Loss and Retained Earnings (Deficit)
Unaudited

	Three months ended June 30		Six months ended June 30
	2009	2008 (as revised)	2009	2008 (as revised)
(amounts in thousands of Canadian dollars, except per share amounts)

Revenue
Petroleum sales	$33,474	$-	$60,971	$-
Power sales	569	-	2,209	-
Royalties	(415)	-	(549)	-
	33,628	-	62,631	-

Expenses
Operating	38,365	-	66,737	-
Diluent & feedstock purchases	20,345	-	49,474	-
Transportation	2,816	-	6,165	-
Interest, net (note 8)	42,266	(1,270)	60,952	(3,332)
General and administrative	6,726	4,122	12,505	8,264
Financing charges	1,470	850	1,470	850
Loss on disposal of assets	773	-	1,637	-
Foreign exchange loss (gain)	(170,587)	(10,768)	(95,596)	45,450
Net realized loss (gain) on hedging instruments	(11,252)	3,492	(35,322)	(4,441)
Net unrealized loss (gain) on hedging instruments	137,260	39,847	115,490	(4,451)
Depletion, depreciation and accretion	6,414	967	10,618	1,868
	74,596	37,240	194,130	44,208

Loss before taxes	(40,968)	(37,240)	(131,499)	(44,208)

Income taxes
Future tax recovery	(32,218)	(7,889)	(25,302)	(9,263)

Net loss and comprehensive loss	(8,750)	(29,351)	(106,197)	(34,945)

Retained earnings (deficit) - beginning of period	(505,126)	(51,186)	(322,419)	(49,223)
Accounting policy change (note 3b(i))	-	131,500	(85,259)	135,131
Retained earnings (deficit) - beginning of period as revised	(505,126)	80,314	(407,678)	85,908
Expiration of call options	-	(16,664)	-	(16,664)
Retained earnings (deficit) - end of period	$(513,876)	$34,299	$(513,876)	$34,299

Loss per share, basic and diluted	$(0.04)	$(0.15)	$(0.54)	$(0.18)

See accompanying notes to the financial statements

OPTI CANADA INC. – 3 – 2009 Q2 INTERIM REPORT

Statement of Cash Flows
Unaudited

	Three months ended June 30		Six months ended June 30
(amounts in thousands of Canadian dollars)	2009	2008 (as revised)	2009	2008 (as revised)

Cash provided by (used in)
Operating activities
Net loss	$(8,750)	$(29,351)	$(106,197)	$(34,945)
Items not affecting cash
Depletion, depreciation and accretion expense	6,414	967	10,618	1,868
Stock-based compensation expense	(308)	492	174	986
Unrealized loss (gain) on hedging instruments	137,260	39,847	115,490	(4,450)
Loss on disposal of assets	773	-	1,637	-
Commodity hedge expense	2,536	66	5,330	66
Foreign exchange (gain) loss	(163,527)	(10,737)	(90,252)	45,480
Future tax recovery	(32,218)	(7,889)	(25,302)	(9,263)
	(57,820)	(6,605)	(88,502)	(258)
Net change in non-cash working capital (note 13)	(18,582)	74	(23,631)	(1,411)
	(76,402)	(6,531)	(112,133)	(1,669)
Financing activities
Increase (repayments) of debt	235,000	282,000	(310,000)	362,000
Proceeds from share issuances	360	5,889	360	6,101
Decrease in principal portion of capital lease obligation	(84)	(64)	(165)	(81)
Net change in non-cash working capital (note 13)	(134)	-	(14,001)	(760)
	235,142	287,825	(323,806)	367,260
Investing activities
Property, plant and equipment purchases	(21,893)	(223,139)	(107,644)	(522,348)
Sale of assets (note 14)	-	-	723,754	-
Increase in prepaid capital account	27,953	-	(191)	-
Decrease in interest reserve account	-	70,532	-	69,777
Net change in non-cash working capital (note 13)	(63,047)	(64,695)	(78,734)	(18,402)
	(56,987)	(217,302)	537,185	(470,973)
Foreign exchange gain on cash and cash
equivalents held in foreign currency	(7,062)	(545)	(5,402)	310

Increase (decrease) in cash	94,691	63,447	95,844	(105,072)

Cash and cash equivalents - beginning of period	218,298	141,986	217,145	310,504
Cash and cash equivalents - end of period	$312,989	$205,433	$312,989	$205,433

See accompanying notes to the financial statements

OPTI CANADA INC. – 4 – 2009 Q2 INTERIM REPORT

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest as at June 30, 2009.

2.	ACCOUNTING POLICIES
The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the revised financial statements for the year ended December 31, 2008, that were filed on SEDAR on June 3, 2009, except as noted below. These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the revised annual financial statements and the notes thereto for the year ended December 31, 2008 that were filed on SEDAR on June 3, 2009.

3.	NEW ACCOUNTING POLICIES
a) Property, plant and equipment
(i) Major facilities
Major facilities including the Upgrader, SAGD, and operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include whether commercially viable production levels have been achieved, whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels in relation to commercial operations, whether the assets are ready for their intended use or other factors as circumstances warrant.  Effective April 1, 2009, the facilities related to the upgrader are considered ready for their intended use, revenue is now recognized and operating costs are recorded in earnings.

An impairment loss is recognized on major facilities when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeded the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceed fair value measured by the discounted future cash flows from the major facilities assets.

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

(ii) Inventory
Inventory consists of materials and supplies that are recorded at the lower of the weighted average cost and net realizable value.

b) New standards
(i) Current accounting changes - Goodwill and Intangible assets
OPTI adopted CICA handbook standard section 3064 “Goodwill and Intangible Assets” on January 1, 2009.  This standard replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” will no longer apply once section 3064 is adopted.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 5 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3.     NEW ACCOUNTING POLICIES (CONTINUED)
OPTI previously capitalized gains and losses related to the translation of U.S. dollar debt, capitalized operations, as well as realized and unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of the adoption of this new accounting standard, these capitalized amounts no longer meet the criteria for capitalization.  This change in accounting policy has been applied retroactively, with a cumulative adjustment to the opening deficit balance at January 1, 2009 as well as a corresponding adjustment to opening deficit for the comparative period presented, as if the new accounting policy had always been applied.

The magnitude of these adjustments is $85 million increase to deficit at January 1, 2009. This is comprised primarily of the value of the foreign exchange translation at December 31, 2008 whose value reflects the then current and future value of foreign exchange. There was no impact on basic or diluted earnings per share. Refer to note 12 for the disclosure of the impact of this accounting change on the comparative period.

(ii) Current accounting changes - Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

(iii)        Future accounting changes
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) in 2011. OPTI is currently evaluating the impact of these new standards.  The implementation of IFRS may result in a significant impact on our accounting policies, measurement and disclosure.

4.	HEDGING INSTRUMENTS
a) Hedging assets - 2009 commodity hedging
OPTI has deferred premium West Texas Intermediate (WTI) put options that provide a US$80 per barrel strike price for 6,000 bbl/d of crude oil through 2009.  At June 30, 2009 these instruments had an estimated value of $14 million (December 31, 2008 - $73 million).  The cost of the put options is paid as the contracts expire and remaining amounts owing are included in accounts payable and accrued liabilities, at June 30, 2009 $6 million (December 31, 2008 - $11 million).  Additionally, OPTI has crude swaps at US$77 per barrel for 500 bbl/d of crude oil through 2009, with an estimated value of $1 million at June 30, 2009 (December 31, 2008 - $5 million).

NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 6 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

4.     HEDGING INSTRUMENTS (CONTINUED)
b) Hedging Liabilities

Liability (asset)	June 30, 2009	December 31, 2008
Foreign exchange hedging instruments (i)	13,711	(31,679)
2010 commodity hedging instruments (ii)	5,652	-
Short term hedging liability	19,363	-
Long term - 2010 commodity hedging instruments (ii)	6,964	-
Total hedge liability	26,327	(31,679)

(i) Foreign exchange hedging
  OPTI has foreign exchange forward contracts to provide for a fixed payment of CDN$1,028 million in exchange for receipt of US$875 million on April 16, 2010 at a rate of approximately CDN$1.17 per U.S. dollar.
(ii) 2010 commodity hedging
OPTI has entered into West Texas Intermediate (WTI) swap options that provide for 3,000 bbl/d at strike prices between US$64 and US$67 per barrel of crude oil starting January 1, 2010 through December 31, 2010.  These swaps have an estimated total liability of $13 million at June 30, 2009 (December 31, 2008 - nil).

5.	DEBT FACILITIES
OPTI’s debt consists of the following:
	June 30, 2009	December 31, 2008
Senior secured notes (a)	$2,035,250	$2,131,500
Long-term revolving credit facility (b)	322,000	486,500
Long-term debt	2,357,250	2,618,000

Short-term revolving credit facility (c)	-	145,500
Total debt	$2,357,250	$2,763,500

a)	Senior secured notes
OPTI has US$1,000 million senior secured notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010 at redemption prices between 104.13 percent and 100 percent of the principal amount.

OPTI also has US$750 million senior secured notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the notes described above.

b)	Long-term revolving credit facility
OPTI has a $350 million revolving credit facility due December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at a floating rate based on either the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread and utilization fee, while any unused amounts are subject to standby fees. This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  On July 21, 2009, OPTI repaid $87 million on the facility.

See note 10 Capital management, for discussion of the related debt covenants.

c)	Short-term revolving credit facility
During the first quarter of 2009, this $150 million revolving credit facility was repaid and cancelled.

  NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 7 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

6.	OTHER LONG-TERM LIABILITIES
Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an average discount rate of 11.5 percent , an estimated inflation of 3.0 percent annually and a working interest percentage in the Long Lake Project of 35%.  The total undiscounted future obligation is $108 million. As at June 30, 2009 the asset retirement obligation was $6 million (December 31, 2008 - $8 million)

7.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

COMMON SHARES	NUMBER OF SHARES (thousands)	AMOUNT
Balance December 31, 2008 and March 31, 2009	195,930	$1,847,461
Common share options exercised	100	360
Balance June 30, 2009	196,030	$1,847,821

c)    Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over periods ranging from three to five years. The remaining number of options that are authorized for issuance under the stock option plan is approximately 11 million. Options outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2008	7,160	$13.14
Granted	4	1.87
Forfeited	(97)	15.17
Exercised	-	-
Balance March 31, 2009	7,067	$13.11
Granted	1,465	2.81
Forfeited	(2,816)	16.46
Exercised	(100)	3.60
Balance June 30, 2009	5,616	$8.89

d)      Contributed surplus

Balance December 31, 2008	$31,080
Capitalized stock-based compensation	767
Expensed stock-based compensation	482
Stock options exercised	-
Balance March 31, 2009	32,329
Expensed stock-based compensation	(308)
Balance June 30, 2009	$32,021

  NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 8 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

8.	NET INTEREST EXPENSE

	Three months ended June 30		Six months ended June 30
	2009	2008 (as revised)	2009	2008 (as revised)
Interest income	$421	$1,270	$888	$3,332
Interest expense	42,687	-	61,840	-
Net interest expense (income)	$42,266	$(1,270)	$60,952	$(3,332)

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
OPTI’s financial instruments include cash equivalents, accounts receivable, inventory and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are recorded at cost. At June 30, 2009, the estimated fair value of the notes is US$1,147 million (CDN$1,335 million) and the carrying value of the revolving credit facility approximates its fair value due to its variable rate, first priority security position and short-term duration of instruments outstanding under the facility.

10.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.  At June 30, 2009, OPTI is in compliance with these financial maintenance covenants:

		Calculated ratio
Financial Ratio	Covenant	June 30, 2009		December 31, 2008
Debt to Capitalization (a)	Maximum 70%	56%		64%
First Lien to EBITDA (b)	Minimum 2.5:1	N/A	(c)	N/A	(c)

a)
"Debt to Capitalization” means, as at any date of determination, the ratio of total consolidated debt to total capitalization (net of the effect of any currency hedge agreements relating to any debt included therein). U.S. Dollar denominated debt is translated into Canadian dollars at the average rate for the period. "Total capitalization" means, as at any date of determination, the aggregate of total consolidated debt, and shareholders' equity excluding the impact of the impairment of assets as a result of the working interest sale to Nexen.

b)
Earnings before interest, tax, depreciation and amortization “EBITDA” (defined here as total revenue less direct costs and administrative costs) is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. First Lien for the purposes of this ratio includes the debt outstanding under the revolving credit facility.

c)	The first time this covenant is applicable is the third quarter of 2009.

11.	COMMITMENTS
a)	Project commitments
OPTI has commitments in connection with contracts and purchase orders of $13 million at June 30, 2009.   Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

  NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 9 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

11. COMMITMENTS (CONTINUED)
b)	Lease obligations and other commitments
OPTI has a pipeline agreement that provides for the storage, measurement and transportation of crude oil and other liquids.  This agreement is considered to be a capital lease for accounting purposes. This agreement is in effect until 2032 and an option for renewal of five additional years.  Capital lease payments on this agreement for the next five years and thereafter are as follows:

2009	$1,629
2010	3,251
2011	3,251
2012	3,019
2013	2,903
Thereafter	55,641
Total including interest	69,694
Less imputed interest	(48,903)
Capital lease obligation	$20,791

OPTI has pipeline agreements for transportation of oil products from Long Lake to Hardisty.   These pipeline agreements are considered to be operating leases for accounting purposes.  OPTI has a long-term traffic guarantee agreement under which traffic is moved to and from the Project site by rail. The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032.

Operating lease payments on these agreements for the next five years and thereafter are as follows:

2009	$4,708
2010	10,389
2011	9,916
2012	10,157
2013	10,239
Thereafter	31,068
Total	$76,477

12.	COMPARATIVE FIGURES
Certain of the comparative figures have been revised as a result of the change in accounting policy.
Three months ended June 30	Originally stated 2008	Adjustment	Revised 2008
Opening (deficit) retained earnings	$(51,186)	$131,500	$80,314
Foreign exchange translation loss (gain)	-	(10,768)	(10,768)
Unrealized gain on hedging instruments	6,194	33,653	39,847
Realized loss (gain) on hedging instruments	-	3,492	3,492
Future tax recovery	(2,571)	(5,318)	(7,889)
Closing (deficit) retained earnings	(76,053)	110,352	34,299

Six months ended June 30	Originally stated 2008	Adjustment	Revised 2008
Opening (deficit) retained earnings	$(49,223)	$135,131	$85,908
Foreign exchange translation loss	-	45,450	45,450
Unrealized gain on hedging instruments	5,340	(9,791)	(4,451)
Realized gain on hedging instruments	-	(4,441)	(4,441)
Future tax recovery	(12,901)	3,638	(9,263)
Closing (deficit) retained earnings	(76,053)	110,352	34,299

  NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 10 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	Three months ended June 30		Six months ended June 30
	2009	2008 As revised	2009	2008 As revised
Cash interest received	423	3,843	667	8,972
Cash interest paid	84,153	78,436	84,761	79,741
Non-cash changes to property, plant and equipment	(7,942)	983	(19,391)	1,644
Non-cash changes to inventory	7,032	-	7,032	-
Non-cash changes to capital stock	-	1,296	-	(13,698)

	Three months ended June 30		Six months ended June 30
	2009	2008 As revised	2009	2008 As revised
Change in non-cash working capital
Accounts and other receivables	464	(2,646)	1,739	(2,653)
Inventory	(1,880)	-	(1,880)	-
Accounts payable and accrued liabilities	(80,347)	(61,975)	(116,225)	(18,010)
Net change in non-cash working capital	(81,763)	(64,621)	(116,366)	(20,573)

Operating activities	(18,582)	74	(23,631)	(1,411)
Financing activities	(134)	-	(14,001)	(760)
Investing activities	(63,047)	(64,695)	(78,734)	(18,402)
Net change in non-cash working capital	(81,763)	(64,621)	(116,366)	(20,573)

14.	ASSET SALE
On January 27, 2009, OPTI completed a sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million.  Effective January 1, 2009, OPTI has a remaining 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.

15.	SUBSEQUENT EVENT - EQUITY OFFERING
On June 30 2009, OPTI entered into an agreement to issue 85,720,000 common shares at a price of $1.75 per share. The financing closed on July 14, 2009 for total net proceeds of approximately $142 million. Pursuant to the terms of the Offering, OPTI has granted the Underwriters an over-allotment option to purchase up to an additional 12,858,000 Common Shares at $1.75 per share, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering.

  NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 11 – 2009 Q2 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED